UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 8-K**

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

September 7, 2007 (September 7, 2007)
Date of Report (Date of earliest event reported)



**VINEYARD NATIONAL BANCORP**

(Exact name of registrant as specified in its charter)

| California | 000-20862 | 33-0309110 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 1260 Corona Pointe Court, Corona, California | 92879 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

(951) 271-4232
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02.  Results of Operations and Financial Condition**

On September 7, 2007, Norman Morales, President and Chief Executive Officer of Vineyard National Bancorp ("the Company"), will present an investor relations presentation at the West Coast SuperCommunity Bank Conference.  A copy of the presentation is attached hereto as Exhibit 99.1.

**Item 9.01.  Financial Statements and Exhibits**

(a)   Not applicable
(b)   Not applicable.
(c)   Not applicable
(d)   The following exhibit is included with this Report:

Exhibit 99.1   Investor Relations Presentation.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**VINEYARD NATIONAL BANCORP**

Date: September 7, 2007

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer



# Super•Community
# Bank Conference
# West Coast September 6 & 7, 2007

1

# Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

# Our Values

## Creativity. Integrity. Flexibility.



*The bottom line… It's all about People*

# Overview
## At June 30, 2007

○ **Traded on the NASDAQ Global Market System under the symbol "VNBC"**

○ **Market price – closed at $20.69[1]**

○ **$2.4 billion in assets**

○ **Shares outstanding – approximately 10.9 million**

○ **Market Capitalization – approximately $225 million[1]**

○ **Inside ownership most recent quarter end – approximately 15%**

○ **Institutional ownership most recent quarter end – approximately 50%**

(1) Based on closing stock price as of July 31, 2007

4

# Overview
## At June 30, 2007

### Price Valuation Measures

- 12 month trailing price to earnings ("P/E") – 10.89[1]

- Forward P/E fiscal year end Dec. 31, 2008 – 8.6 (based on analysts' estimates) [1]

- Price/Book most recent quarter– 1.5[1]
  - Price/tangible book – 2.2[1]

- 2Q'07/TTM Net Income - $6.0 / $21.7 million

- 2Q'07/TTM Diluted EPS - $0.53 / $1.89

- Analyst coverage – three (3)
  - Oppenheimer
  - RBC Capital Markets
  - Sidoti & Company, LLC

    - Consensus 2007 - $2.10
    - Consensus 2008 - $2.40

(1) Based on closing stock price as of July 31, 2007

# Key Strategic Principles



Capital Management

Balance Sheet Effectiveness

Key Financial Principles

Consistent EPS Growth

Operational Efficiency

# Strategic Performance



**Capital Management**



**Balance Sheet Effectiveness**



**Operational Efficiency**



**Consistent EPS Growth**

# Operating Strategies

*Vineyard's unique strategic drivers…*

- **Diverse asset base and organizational structure**

- **Strong operating efficiency**

- **Operates within 20 unique markets**

- **Development and enhancement of 10 specialty products**

- **Branding and marketing of the Vineyard franchise**
    - **In target geographic markets**
    - **In target product markets**

*…deliver strong results*

- **12 Inland Empire community banking centers**

- **4 community banking center presence in wealth communities**

- **5 regional financial centers throughout CA.**

- **State of the art cash management products**

- **Consistent, balanced growth since 2000**



(Earnings and EPS Annualized for '07)

# Our Markets



**Full Service Banking Center**
**Regional Financial Centers**

Northern CA

Ventura County

San Gabriel Valley

West Side

Orange County

Palm Desert

Temecula Valley

North San Diego

9

# Vineyard Bank:
## Serving the Largest and Fastest Growing Markets in the U.S.

| | # of VNBC Branches | 2006 pop. (MM) | % Pop. Growth 2000-2006 | Proj. % Δ Pop. 2006-2011 |
|---|---|---|---|---|
| Los Angeles | 7 | 10.0 | 6.7% | 4.6% |
| San Bernardino | 5 | 2.0 | 17.3% | 15.6% |
| Orange | 1 | 3.0 | 8.4% | 6.2% |
| Riverside | 1 | 2.0 | 30.6% | 25.9% |
| San Diego | 1 | 3.0 | 9.0% | 6.5% |
| Marin | 1 | 0.2 | 1.2% | .77% |
| VNBC's Market Totals | 16 | 20.5 | 9.9% | 8.0% |
| US | | 303.5 | 7.87% | 6.66% |

# The Marketplace
# Well Established in…

○ **The Inland Empire:**

➤ Represents the counties of Riverside and San Bernardino, one of the fastest growing regions in the United States

➤ Major distribution hub for goods coming in through the Los Angeles Harbors

➤ Availability of "affordable" and buildable land for housing, commercial and retail development in support of the Los Angeles and Orange County regions

# The Marketplace
# Well Established in…

○ **Emerging presence in Southern California Coastal Communities:**

➤ Represents the confluence of entrepreneurs and the accumulation of wealth; providing significant new opportunities

➤ From San Diego through Orange County into the west side of Los Angeles coast and up into Ventura and Santa Barbara counties

➤ Significant opportunities for cash management services, construction lending and income property lending

# The Marketplace
# Well Established in…

○ **Expansion into Northern California:**

> ➢ **Represents similar characteristics to the southern California Coastal communities**

> ➢ **Marin County Banking Center – allows us to access the North Bay and Central Valley which also has similar characteristics to the Inland Empire**

> ➢ **Monterey and Santa Clara Regional Financial Centers will support the further expansion into Northern California**

# Strategic Design



14

# Our Strategic Map



Luxury Construction • Tract Construction • Income Property • Multi-Family • SBA • Commercial/ Business

**Past 6 yrs: Community Banking**

**Next 1-2 yrs: Core Relationship Management & Build Out**

Other • High/ Mid Com'l • Non-Profit • Entrepreneur/ Private Banking • Low/ Mid Com'l • Cash Mgmt

**Future 3-5 yrs: Organic Growth**

**Future 5-7/10 yrs & Beyond: Franchise Maturity**

**20+ Unique Markets**
**10+ Expert Niches**

# Strategic Target Mixes

| | Actual % as of 2006 | Projected % as of 2009 | Targeted Ranges |
|---|---|---|---|
| **Lending Mix** | | | |
| Real Estate Construction & Land | 49% | 38% | 20-50% |
| Commercial & Industrial | 6% | 13% | 10-20% |
| Real Estate Mortgage | 41% | 45% | 15-55% |
| Consumer & all other | 4% | 4% | <10% |
| **Deposit Mix** | | | |
| Demand & NOW | 19% | 24% | 10-25% |
| Savings & Time | 50% | 42% | 30-50% |
| MMDA | 31% | 34% | 30-50% |
| **Market Mix** | | | |
| Inland Empire | 65% | 45% | 30-50% |
| Southern Ca. Coast | 30% | 45% | 30-50% |
| Northern Ca. | 5% | 10% | 10-25% |

# Total Loans and Deposits



| | Dec. 31, 2000 | Dec. 31, 2001 | Dec. 31, 2002 | Dec. 31, 2003 | Dec. 31, 2004 | Dec. 31, 2005 | Dec. 31, 2006 | June 30, 2007 |
|---|---|---|---|---|---|---|---|---|
| Net Loans | $78 | $136 | $250 | $589 | $1,015 | $1,359 | $1,883 | $2,011 |
| Total Deposits | $99 | $159 | $288 | $603 | $965 | $1,277 | $1,806 | $1,862 |

Dollars in millions

# Loan Composition

**Total loans - $2.0 billion**



Luxury Home Land — 1%
Luxury Home Const. — 24%
Tract Home Const. — 9%
Tract Home Land — 2%
Com'l Const. — 8%
Com'l Land — 3%
47%

Com'l CRE — 30%
Multi-Family & Other Residential Real Estate — 11%
41%

7%

5%

**Legend:**
- Real estate construction & land
- Real estate mortgage
- Commercial and industrial
- Consumer & all other loans

**As of June 30, 2007**

# Deposit Composition

### Total Deposits - $1.8 billion



- **Time deposits**
- **Money market**
- **Non-interest bearing**
- **Savings and NOW**

### Banking Center Office Sizes



- **>$100 million**
- **$75 - $100 million**
- **$30 - $75 million**

**As of June 30, 2007**

# Core Deposit Strategies
## Banking Center Market Share

- **Organic deposit growth**
  - ➢Community positioning and expansion within current markets
  - ➢Acquisition of teams within new growth markets
  - ➢Targeted deposit market share of 20%
    - 6 of 16 markets capture more than 20%
    - 6 of 16 markets capture 10% minimum target



June '07 % market share assumes no change in peer data from June '06

# Vineyard National Bancorp Has…

**A proven business model:**

**Well established in robust growth markets**

**Emerging presence in wealth and entrepreneur communities**

**Diverse revenue and distribution channels**

**Well established credit culture**

**Developing broad-based deposit base**

**A commitment to build shareholder value**

**Strong performance over time**

**Employees, Customers, Investors….**
**"PEOPLE are our most valuable asset"**





*Thank you*

www.vnbcstock.com